This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about May 9, 2006

Item 3.	News Release

May 9, 2006 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Acquires Three New Zealand Companies

Interest in Cheal Oil Field to Provide Revenue from Near-Term, Long Reserve Life Oil

Production; Cardiff Deep Gas Provides Potential Upside

Independent Canadian oil and gas exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) today announced the signing of a conditional Purchase and Sale Agreement to acquire 100% of Cheal Petroleum Limited, PEP 38757 Ltd. and PEP 38758 Ltd. from parent company South Pacific Lease Operations Ltd. Cheal Petroleum Limited holds a 30.5% interest in the proven Cheal Oil Field, and a 15.1% interest in the Cardiff Deep gas discovery. PEP 38757 Ltd. and PEP 38758 Ltd. hold 5% Gross Over Riding Royalties in PEP’s 38757 and 38758, all situated in New Zealand’s Taranaki Basin.

Item 5.	Full Description of Material Change

Calgary, Alberta – May 9, 2006 – Independent Canadian oil and gas exploration company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) today announced the signing of a conditional Purchase and Sale Agreement to acquire 100% of Cheal Petroleum Limited, PEP 38757 Ltd. and PEP 38758 Ltd. from parent company South Pacific Lease Operations Ltd. Cheal Petroleum Limited holds a 30.5% interest in the proven Cheal Oil Field, and a 15.1% interest in the Cardiff Deep gas discovery. PEP 38757 Ltd. and PEP 38758 Ltd. hold 5% Gross Over Riding Royalties in PEP’s 38757 and 38758, all situated in New Zealand’s Taranaki Basin.

During periods of production testing during 2005, the newly discovered Cheal oil pool produced over 90,000 barrels of oil, 37,000 barrels from the Cheal A3X well and 54,000 barrels out of the Cheal A4 well. The acquisition of Cheal Petroleum and its interest in PEP 38738 - Shallow (22,222 gross acres, 6,778 net) will give TAG significant holdings in two wells, Cheal A3X and Cheal A4, which are now ready for permanent production. In addition, four further wells, Cheal A5, Cheal A6 (development wells), and Cheal B1 and Cheal B2 (exploration wells) are scheduled for drilling later this year following a 3-D seismic program currently underway. The Cheal oil pool operator (Austral Pacific Energy (NZ) Limited) has proposed a development scheme which includes a 2000 barrel per day maximum capacity production facility, with Cheal-A3X and Cheal-A4 currently capable of 600 bbls/day total, with plans to increase production further with the four development and exploration wells to be drilled before the end of 2006.

In an independent NI 51-101 compliant reserve evaluation dated December 31, 2005, prepared for the operator of the Cheal oil pool, Sproule International assigned the Cheal oil pool Gross Proved Undeveloped Reserves of 1,589,700 boe, and Gross Probable Reserves of 1,830,000 boe. Sproule reported another 1,592,500 boe of Gross Possible Reserves for a proven, probable, and possible reserve total of 5,012,200 boe. The Company, upon completion of the proposed acquisition of Cheal Petroleum, will hold a 30.5% interest in these reserves. Sproule assigns an 18.6 year reserve life index to the sum of the proved, probable and possible reserves. BOE is the sum of the solution gas reserves divided by a factor of 6 plus the oil reserves.

In addition, TAG Oil has acquired a 15.1% interest in PEP 38738 – Deep (22,222 gross acres, 3,355 net), which includes the Cardiff Deep gas discovery. To date commercial flow rates have not been established from the Cardiff-2A well bore. Ongoing work is presently underway to establish commerciality from this well.

According to TAG Oil CEO Drew Cadenhead: “This acquisition gives TAG Oil access to significant oil production revenue and reserves at attractive metrics compared to recent North American production purchases. We’ve got two wells ready for production at Cheal capable of a total of 600 bbls/day, with plans to drill at least four more wells before the end of the year. Appraisal wells have shown that oil is reservoired across the structure, and because Cheal is a shallow target, it’s much less costly to drill and bring into profitable production in the event of discovery than a deep reservoir would be.”

“The Cheal Operator has an aggressive drilling schedule mapped out for 2006: the B1and B2 wells are slated for Q3, with A5 and A6 in Q4. At present, only one well can flow at a time, so the Joint Venture is upgrading the facilities for jet pumping, to allow future wells to produce at the same time, thereby increasing our total daily production capabilities. These sandstones appear to be of similar quality and extent to typical Mt. Messenger producer wells in the Ngatoro and Kaimiro oil fields, so we’re very motivated and energized.”

“As for the Cardiff well, there’s definitely gas there, but we need to establish commerciality. It would be a bonus for us if we can crack the code to this tricky deep gas reservoir”, Mr. Cadenhead concluded.

The details of the acquisition of Cheal Petroleum from South Pacific Lease Operations Ltd. includes cash totaling NZ$18,542,857 (approximately CDN$12,980,000) as well as 5.0 million shares of TAG Oil Ltd. and a 0.775% Gross Over Riding Royalty on

PEP 38738-D production. Completion of the acquisition is subject to regulatory approval and financing.

More about TAG Oil can be found on the company’s website: http://tagoil.com. Updates on this news will be added as available.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of assets in and around the Canterbury and Taranaki basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 5,013,386 gross acres (net 1,854,809). TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the proposed acquisition will be finalized or that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, other than those related specifically to finalizing the proposed acquisition, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Media Contact:
Jeanette Long
jlong@mcorpmail.com
1-866-526-2650, ext. 710

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

May 9, 2006

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia